Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510

July 18, 2005

Re:	Johnson Controls, Inc.
Comment letter dated June 23, 2005
Commission File No. 1-5097

Dear Ms. Shah:

In response to the comment letter dated June 23, 2005 relating to Form 10-K for the year ended September 30, 2004 and the Quarterly Report on Form 10-Q for the period ended March 31, 2005 the following is Johnson Controls, Inc.’s (“the Company”) response to comments (1) through (8).

1. & 2. The Commission’s comments were as follows:

We have reviewed your response to prior comment 2 of our letter dated May 10, 2005 and note your proposal to prospectively present your controls, automotive, and battery segments on a separate basis. We are not necessarily convinced that your geographic segments are not reportable segments as defined in SFAS No. 131. It appears possible that separate reporting would be consistent with the specific guidance and overall objectives of that pronouncement. We note that despite the internal reporting you have produced, distributed and used, you have chosen to interpret the guidance in such a way that less detail is provided to investors, rather than more detail. However, we recognize that the presentation of reportable segments involves a great deal of management judgment and is subject to considerable interpretation. If such segments do not demonstrate similar long term financial results, we urge you to reassess the propriety of your application of the aggregation criteria in paragraph 17 of SFAS No. 131.

In addition, for reasons we have stated previously, we continue to believe that the battery operations represent a reportable segment. Therefore, prospective presentation of this segment information appears inappropriate under generally accepted accounting standards. Accordingly, please amend your Form 10-K for the year ended September 30, 2004 and each of your Forms 10-Q for the quarters ended December 31, 2004 and March 31, 2005 to present your controls, automotive, and battery segments on a separate basis.

Ms. Nili Shah
July 18, 2005

If you conclude that your prior filings should not be relied upon, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Please tell us when you will file your restated Form 10-K and Forms 10-Q. We remind you that when you file your restated Form 10-K you should appropriately address the following:

•	An explanatory paragraph in the reissued audit opinion,

•	Full compliance with APB 20 paragraph 37,

•	Fully update all affected portions of the document, including MD&A,

•	Updated Item 9A. (Item 4 in Form 10-Q) disclosures should include the following:

•	A discussion of the restatement and the facts and circumstances surrounding it,

•	Consideration of the effect, if any, of the restatement on the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	Changes to internal controls over financial reporting, and

•	Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

•	Updated certifications.

Lastly, in your Business section and MD&A, provide enhanced disclosures that discuss, in detail, your basis for aggregation of geographic regions, in a manner consistent with the way you actually manage your business. Complement your discussion with supporting qualitative and qualitative examples of the global scale on which your operations are conducted. For example, discuss outlier performance and assess reasons why margins and revenue growth rates continuously change, have changed or will change from region to region, year over year.

As requested by the Staff, the Company has reassessed its reportable segments applying the criteria set forth in SFAS No. 131. Although we believe that a reasonable application of the aggregation criteria in paragraph 17 of SFAS 131 could support aggregation of our Automotive Seating & Interiors business (refer to the Company’s SEC response letter dated June 13, 2005), given the variations in historical gross margins we have reconsidered the Staff’s point of view and concluded that we have five reportable segments as follows:

•	Controls Group,

•	Seating & Interiors — North America,

•	Seating & Interiors — Europe,

•	Seating & Interiors — Asia Pacific, and

•	Battery Group.

Ms. Nili Shah
July 18, 2005

We will continue to reevaluate our reportable segments, including the aggregation criteria, in accordance with SFAS 131.

The Company expects to file an amended Form 10-K for the year ended September 30, 2004 and an amended Form 10-Q for the periods ended December 31, 2004 and March 31, 2005 by August 9, 2005. The amended filings will address the items noted above in the Staff’s comments. At our Audit Committee meeting earlier today, the Company’s management and its Audit Committee concluded that our historic segment disclosures were not in accordance with the provisions of SFAS 131 and that our previously issued financial statements cannot be relied upon. The Company intends to file a Form 8-K regarding the restatement within four business days.

3.	The Commission’s comment was as follows:

In your amended Form 10-K, we remind you to please address the applicable futures comments originally issued in our letter of March 2, 2005.

The Company will address the applicable comments in the amended Form 10-K.

4.	The Commission’s comment was as follows:

We note that without the $69 million tax benefit booked in the quarter ended March 31, 2005 due to a change in the tax status of a foreign subsidiary, you would have had a $15 million loss from continuing operation instead of a $54 million of income. We also note a similar, smaller benefit in the quarter ended December 31, 2004. Please tell us, and disclose in the amended Form 10-Q, the facts and circumstances surrounding this change in tax status and explain the propriety of these adjustments.

In the second quarter ended March 31, 2005, the Company booked an income tax benefit of $69 million related to the recognition of a capital loss on a depreciated German investment. In that quarter, the Company filed a tax election, pursuant to Treasury Regulation Section 301.7701-3(g)(iii), to treat one of its German subsidiaries as having been liquidated and as a disregarded entity for US Federal income tax purposes (i.e. “check-the-box” election). As a result of the election and the deemed liquidation of the German subsidiary, the Company generated a capital loss of $539 million. The amount of the capital loss was primarily based on independent third party valuations and represents a write-down of the tax basis of the German subsidiary. Pursuant to IRS regulations, $187 million ($69 million after tax) of this capital loss was used to offset the $187 million of taxable capital gains generated during the Company’s second quarter, resulting from the disposal of the two businesses reported as discontinued operations. The remaining capital loss of $352 million has not been benefited given the uncertainty of its future utilization.

Paragraph 28 of SFAS 109 states that “the effect of (a) an election for a voluntary change in tax status is recognized on the approval date or on the filing date if approval is not necessary and (b) a change in tax status that results from a change in tax law is recognized

Ms. Nili Shah
July 18, 2005

on the enactment date.” Furthermore, paragraph 35 of SFAS 109 indicates that the amount allocated to continuing operations is the tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of changes in tax status. As the tax election mentioned above is a voluntary change in tax status, and no greater approval is needed beyond the mere filing of the election, the tax benefit related to the capital loss was recognized within continuing operations in the quarter ended March 31, 2005.

In the first quarter ended December 31, 2004, the Company booked a tax loss on the recognition of a depreciated French investment in relation to the closure of one of our plants. Consistent with our closure of this plant, the Company elected to file a tax election pursuant to Treasury Regulation Section 301.7701-3(g)(iii) to treat this French subsidiary as having been liquidated and as a disregarded entity for US Federal income tax purposes (i.e. “check-the-box” election). As a result of this election and the deemed liquidation of the French subsidiary, the Company realized an ordinary tax deduction. This ordinary tax deduction is usable against the Company’s US taxable income and, as noted above, the tax benefit was appropriately recognized in the Company’s first quarter pursuant to paragraph 28 of SFAS 109 as the tax election was a voluntary change in tax status.

The above discussion with be the basis for the Company’s expanded disclosure in its amended Form 10-Q.

5.	The Commission’s comment was as follows:

We note that the increase of $28 million in the tax valuation allowance booked in the quarter ended March 31, 2005 related to the current period restructuring charges for which no tax benefit will be received in certain countries had a material impact on your income from continuing operations. Please advise us, and disclose in the amended Form 10-Q, of why these allowances are required and, specifically, whether they are due to adverse operating results in those geographic areas.

In the second quarter ended March 31, 2005, the Company recorded an increase to income tax expense of $28 million. This valuation allowance primarily relates to current period restructuring charges in Germany and the United Kingdom, for which no tax benefit has been recorded given the uncertainty of its realization.

The basis for recording these valuation allowances during the quarter is as follows:

All of our German companies, with small exception, are included in our German consolidated tax group. Over the past five years the German consolidated tax group has had only one year of taxable income and has clearly not demonstrated sustained profitability. Furthermore, Germany recently changed its tax laws so that carryforward tax losses can only be used to offset 60% of current year taxable income. In addition, Germany has very restrictive loss rules in the event that there is a 50% change of control — even between related parties, which may impact the Company’s ability to use such tax loss carryforwards.

Ms. Nili Shah
July 18, 2005

In the United Kingdom, the tax losses are almost exclusively related to Johnson Controls Automotive Ltd. (“JCAL”). JCAL generated a taxable profit in fiscal 2004 for only the second time in the past ten years. The tax loss carryforwards of JCAL are restricted to the specific trade that produced them and, therefore, cannot be used to offset the income of any other existing United Kingdom trade or any purchased businesses.

The Company will enhance the disclosure in the amended Form 10-Q to explain why the valuation allowances are required.

6.	The Commission’s comment was as follows:

Pursuant to prior comment 7 in our letter dated March 2, 2005, we note that MD&A does not discuss the adverse operating results being generated in certain countries and the carrying values of assets whose recoverability is at risk given adverse operations are not quantified. In your amended Form 10-Q, please address this matter.

The Company will address this matter in the amended Form 10-Q as requested by the Commission.

7.	The Commission’s comment was as follows:

Please tell us the adverse business, operational, and competitive factors that caused you to book the $210 million restructuring charge in the quarter ended March 31, 2005. Please explain in MD&A in the amended Form 10-Q why this charge was required. Refer to Question 3 of SAB 5:P.3.

The Company recorded a $210 million restructuring charge in the second quarter of fiscal year 2005 as a result of management’s ongoing review of the Company’s cost structure, the sharp increase in commodity costs, and the current economic difficulties facing some of our most significant customers. Company management is continually analyzing our businesses for opportunities to consolidate current operations and to locate our facilities in low cost countries in close proximity to our customers. This ongoing analysis includes the review of our manufacturing, engineering and purchasing operations as well as our overall company footprint. Cost structure improvement actions during the second quarter primarily involved moving operations to Eastern Europe and modifying the Company’s global manufacturing footprint.

In addition, commodity costs, specifically steel and resin, increased significantly during the six months ended March 31, 2005. Management decided to quickly and radically react to these increases to ensure that the Company’s cost structure remained competitive. Finally, the automotive industry is faced with economic challenges caused by higher commodity prices, as well as significant legacy costs and lower sales volumes, which results in additional pricing pressures on their suppliers. The restructuring charge was necessary in the quarter ended March 31, 2005, to appropriately adapt the Company’s cost structure to address these factors.

Ms. Nili Shah
July 18, 2005

The Company recorded the $210 million restructuring charge in accordance with the guidance in SFAS 112 “Employers’ Accounting for Postemployment Benefits” and SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” and believes that the restructuring charge is in the best interests of the Company’s stakeholders and the long term economic health of the Company.

In accordance with Question 3 of SAB 5:P.3, the Company will include in MD&A in the amended Form 10-Q the events and decisions which gave rise to the restructuring, the nature of the change and the expected impact of the restructuring on future results of operations, liquidity and sources and uses of capital resources.

8.	The Commission’s comment was as follows:

We do not understand your discussion of profit margins for the quarter and six months ended March 31, 2005. In particular, how do you determine that the gross profit decrease in North America is attributable to the timing of the incremental price reductions of long term pricing agreements and higher raw material costs, when gross profit has consistently decreased over the past two years and into 2005? Why do increased raw material prices have a disproportionate impact on North American operating results verses European results? Please quantify the impact of price reductions and raw material price increases on the gross margin of each business unit by geographic region for the two quarters of 2005 and each quarter of 2004.

The Company enters into long term pricing agreements with its customers that require the Company to reduce costs and assume greater responsibility for certain aspects of the product design. These pricing agreements require the Company to reduce prices on set dates throughout the year, regardless of the timing of the actual cost reductions. The Company stated that the gross profit decrease in North America was attributable to the timing of incremental price reductions referring to the timing of the decreases prescribed by these long term pricing agreements. The consistent gross profit decline over the past two years in North America is due to the level and timing of price vs. cost reductions (as previously described) plus increasing commodity cost and program mix changes. Overall the Company did not generate sufficient cost savings to offset all of the above factors. We have included a table with the combined price and material impacts on gross margin. It has been the Company’s policy to combine raw material impact discussions with its customers as it enters into new long term pricing agreements, rather than negotiate them separately. As a result, we believe the combined presentation is most meaningful.

The increase in commodity costs had a disproportionate impact on North American gross profits relative to Europe for the reported periods due to the timing of commodity contract renewals, higher commodity cost recoveries in Europe and the North American steel industry practice of assessing surcharges to existing steel contracts. As an example, the Company enters into steel contracts in Europe on a calendar basis whereas in North America the contracts match the Company’s fiscal year; as a result, there is a one quarter lag in the impact of steel market price changes between the two regions. In addition, as

Ms. Nili Shah
July 18, 2005

noted above, in Fiscal Year 2004, the Company’s North American operations were impacted by the steel industry practice of assessing surcharges to existing steel contracts as market prices escalated, this practice did not occur in Europe. In order to mitigate commodity pricing risk, the Company does pursue global sourcing contracts; however, market pricing does impact regions differently based on related import/export restrictions and the respective regions capacity to support its demands.

The unfavorable impact of our long term pricing agreements and commodity costs can be seen in the following table, which quantifies the impact on gross margin by quarter, as requested by the Commission.

[Redacted Information]

The above discussion will be the basis for the Company’s expanded disclosure in its amended Form 10-K and Form 10-Q.

We have appreciated the opportunity to explain the questions raised in your correspondence and look forward to a resolution of the issues. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald

R. Bruce McDonald
Vice President and
Chief Financial Officer